FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 26th of July, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

This Form 6-K is incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-126774).

____ 1 ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	July 26th, 2005	By:	/s/ Etan Mogilner
Associate General Counsel

____ 2 ____

M-Systems Contact:	Investor Relations Contacts:
Ronit Maor CFO	Jeff Corbin / Lee Roth KCSA
972-9-764-5002	212-682-6300
Ronit.maor@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-Systems REPORTS $106 MILLION IN REVENUES AND
EARNING PER SHARE OF 19 CENTS FOR SECOND QUARTER OF 2005
- - - - -

KFAR-SABA , Israel, July 25, 2005 - M-Systems (Nasdaq:  FLSH) today announced financial results for the second quarter ended June 30, 2005.

For the second quarter of 2005, revenues were $105.7 million, representing an increase of 25.5 percent compared to revenues of $84.2 million for the second quarter of 2004, and an increase of 10.2 percent compared to revenues of $95.9 million for the first quarter of 2005.  Gross margins for the second quarter of 2005 were 24.8 percent, a slight improvement compared to 24.6 percent in the first quarter of 2005 and 24.3 percent in the second quarter of 2004. M-Systems reported net income for the quarter ended June 30, 2005 of $7.6 million, or $0.19 per share, compared to net income of $6.1 million, or $0.16 per share, in the first quarter of 2005, and net income of $5.4 million, or $0.14 per share, in the second quarter of 2004.

Commenting on the results, Dov Moran, President and Chief Executive Officer of M-Systems, said:  "I am very pleased with our second quarter results, as we posted solid top and bottom line growth, both sequentially and on a year-over-year basis."

He continued, "During the quarter we further strengthened the foundation for M-Systems` future growth. U3 is gaining momentum, as more third party software application developers express their support for the U3 platform. Our OEM partners have also recognized the added value and competitive advantages the U3 platform offers them and we are scheduled to begin shipping U3 smart devices toward the end of the third quarter. We believe the potential for this initiative is tremendous."

"In the mobile market, we continue to make progress toward our stated goal of penetrating the high-volume high-end feature phone segment of the market, as handset manufacturers recognize the value of Mobile DiskOnChip as the embedded flash drive (EFD) of choice for an increasing variety of handsets. We are designed into a number of very exciting phones which we expect will begin shipping during the second half of the year. With the commercial launch of MegaSIM, scheduled for the beginning of 2006, we remain extremely optimistic with respect to M-Systems` opportunity in the mobile market."

Mr. Moran concluded, "With respect to guidance for the second half of the year, we anticipate that the third quarter will see top and bottom line growth over the second quarter, and expect to experience further acceleration in growth in the seasonally strong fourth quarter.  We reiterate our full-year 2005 projections for revenues of at least $450 million and earnings per share at or above $1.00."

Following the earnings announcement, M-Systems will host a conference call at 10:00 a.m. EDT. The call can be accessed by dialing: +1 (973) 582-2776.  The call will also be available live on the company`s website at www.m-systems.com. Following the call, the webcast will be archived for a period of 90 days.  A replay of the call will be available beginning at approximately 12:00 p.m. EDT, July 25, 2005, until July 30, 2005 at 11:59 p.m. To listen to the replay, please call +1 (973) 341-3080. To access the replay, users will need to enter the following code: 6247989.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products and MegaSIM(TM) technology.  M-Systems also sells data storage products to the embedded systems market, including for digital set-top boxes and thin client computers. For more information, please contact M-Systems at www.m-systems.com.

###

NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the company`s and its customers` products; and other risk factors detailed in the company`s most recent annual report and its other filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the company as of the date hereof. The company assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to the company's website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(Tables to Follow)

- - - - - - - - - -

____ 3 ____

____ 4 ____ M-SYSTEMS FLASH DISK PIONEERS LTD. CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June30,		Year ended December 31,
	2005	2004	2005	2004	2004
	Unaudited		Unaudited

Revenues *	$ 105,693	$ 84,189	$ 201,611	$ 147,736	$ 347,551

Cost and expenses:
Cost of goods sold	79,521	63,740	151,888	110,761	264,799
Research and development, net	9,179	5,977	17,385	10,606	24,834
Selling and marketing **	8,514	8,246	17,068	15,726	31,077
General and administrative	3,799	1,625	6,007	3,089	6,771

Total cost and expenses	101,013	79,588	192,348	140,182	327,481

Operating income	4,680	4,601	9,263	7,554	20,070
Financial and other income, net	2,962	813	4,478	1,524	4,080
Net income	$ 7,642	$ 5,414	$ 13,741	$ 9,078	$ 24,150

Basic net earnings per share	$ 0.21	$ 0.15	$ 0.38	$ 0.27	$ 0.71
Diluted net earnings per share	$ 0.19	$ 0.14	$ 0.35	$ 0.25	$ 0.66

Weighted average number of shares used in computing basic net earnings per share	36,039,809	35,024,437	35,894,351	33,189,268	34,195,642

Weighted average number of shares used in computing diluted net earnings per share	41,262,582	37,757,393	40,089,242	36,106,681	36,823,118

(*)

Revenues include license fees and royalties and income generated from a venture, accounted for under the equity method, are as follows:  for the three months ended June 30, 2005 and June 30, 2004, $7,155 and $6,945, respectively; for the six months ended June 30, 2005 and June 30, 2004, $13,710 and $11,892, respectively; and for the twelve months ended December 31, 2004,  $ 36,853.

(**)	Selling and marketing expenses for the three months and the six months ended June 30, 2005, include equity losses generated from U3, in the amounts of $525 and $1,212.
(Additional Tables to Follow)

____ 5 ____ M-SYSTEMS FLASH DISK PIONEERS LTD. CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,		December 31,
	2005	2004	2004
	Unaudited
ASSETS

Cash, cash equivalents, short-term bank deposits and marketable securities	$ 288,795	$ 180,004	$ 174,713
Trade receivables	53,293	17,396	41,503
Other accounts receivable and prepaid expenses	5,203	3,034	3,962
Inventories	51,332	86,405	56,160
Severance pay funds	3,796	2,833	3,397
Long-term investment	17,137	13,258	20,171
Property and equipment, net	22,793	18,689	20,203
Other assets and deferred charges, net	2,245	542	1,340

Total assets	$ 444,594	$ 322,161	$ 321,449

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Trade payables	$ 54,031	$ 32,318	$ 25,515
Deferred revenues	10,572	24,801	4,625
Other accounts payable and accrued expenses	20,066	14,220	21,493
Total current liabilities	84,669	71,339	51,633

Long-term liabilities
Convertible senior notes	71,328	---	---
Accrued severance pay and other long term liabilities	5,587	3,612	4,751
Total long-term liabilities	76,915	3,612	4,751

SHAREHOLDERS' EQUITY:
Share capital	10	10	10
Additional paid-in capital	301,300	294,313	297,096
Accumulated deficit	(18,300)	(47,113)	(32,041)

Total shareholders' equity	283,010	247,210	265,065

Total liabilities and shareholders' equity	$ 444,594	$ 322,161	$ 321,449

- - - - - - - - - -

____ 6 ____